UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 27, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BJ's Wholesale Club Holdings, Inc.

File No. 333-224994 – CF#36239

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BJ's Wholesale Club Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 17, 2018, as amended.

Based on representations by BJ's Wholesale Club Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through April 25, 2021
Exhibit 10.4(a)	through April 25, 2021
Exhibit 10.4(b)	through April 25, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary